UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     :
                                               :
     ENTERGY GULF STATES, INC.                 :  CERTIFICATE PURSUANT TO
                                               :          RULE 24
          File No. 70-8721                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
                                               :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf
States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 16, 1996.

           On June 1, 2000, the Company issued and sold, by private placement, to Lehman Brothers, as underwriters, $300,000,000 of its First Mortgage Bonds, Floating Rate Series due June 2, 2003 (the "Bonds"), issued pursuant to the Fifty-ninth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented. A portion of the proceeds of such sale are to be used to redeem the Company's 7% Cumulative Preference Stock.

     Attached hereto are:

          Exhibit A-2(a)   -    Execution form of the Fifty-ninth
                         Supplemental Indenture relating  to  the
                         Bonds.

          Exhibit B-9(a)   -    Execution  form of  the  Purchase
                         Agreement relating to the Bonds.

          Exhibit F-1(e)   -   Post-effective opinion of Laurence
                         M.  Hamric, Associate General Counsel  -
                         Corporate  and  Securities  of   Entergy
                         Services, Inc., counsel for the Company.

          Exhibit F-2(e)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this the 23rd day of June
2000.


                                 ENTERGY GULF STATES, INC.



                                 By:   /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer